Exhibit 99.1

St. John's, NL - February 12, 2026

FORTIS INC. REPORTS FOURTH QUARTER & ANNUAL 2025 RESULTS

This news release constitutes a "Designated News Release" incorporated by reference in the prospectus supplement dated December 9, 2024 to Fortis' short form base shelf prospectus dated December 9, 2024.

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a diversified leader in the North American regulated electric and gas utility industry, released its 2025 fourth quarter and annual financial results.1

Highlights

•Annual net earnings of $1.7 billion, or $3.40 per common share for 2025
•Annual adjusted net earnings per common share2 of $3.53, up from $3.28 for 2024
•Capital expenditures2 of $5.6 billion, yielding 7% annual rate base growth3
•4.1% increase in fourth quarter common share dividend achieving 52 consecutive years of common share dividend increases
•2026 Climate Resiliency Report released

"2025 was another year of strong financial and operational performance for Fortis, reflecting the dedication of our people, the growth of our regulated utilities, and our commitment to long-term value creation,” said David Hutchens, President and Chief Executive Officer, Fortis Inc. “Our focus on reliability and affordability, and the disciplined execution of our capital plan delivered solid results again this year.”

"Looking ahead, we recently announced our largest five-year capital plan of $28.8 billion, which will drive long-term rate base growth of 7% and support annual dividend growth of 4-6% through 2030," added Mr. Hutchens. "Our strategy remains clear: deliver safe, reliable and affordable energy today while investing responsibly to support the evolving needs of our customers and communities."

Net Earnings

The Corporation reported net earnings attributable to common shareholders ("Net Earnings") of $1.7 billion, or $3.40 per common share, for 2025 compared to $1.6 billion, or $3.24 per common share, for 2024. Earnings growth in 2025 was impacted by $63 million of losses associated with the dispositions of FortisTCI, Fortis Belize and Belize Electricity, approximately half of which related to income taxes. In addition, results for 2024 were unfavourably impacted by $20 million associated with the retroactive impact of a reduction in the Midcontinent Independent System Operator ("MISO") base rate of return on common equity ("ROE") at ITC.

Excluding the above-noted items, Net Earnings increased by $151 million, or $0.25 per common share, compared to 2024. The increase was primarily due to rate base growth across our utilities, including growth associated with major capital projects. The rebasing of costs effective July 1, 2024 at Central Hudson, unrealized gains on derivative contracts, and the favourable impact of foreign exchange also contributed to earnings growth. The increase was partially offset by lower earnings at UNS Energy due to higher costs associated with Rate Base growth not yet reflected in customer rates, lower retail electricity sales due to milder weather, and lower margins on wholesale electricity sales. The expiration of a regulatory incentive at FortisAlberta, higher non-recoverable stock-based compensation and holding company finance costs, as well as lower earnings from FortisTCI and Fortis Belize also unfavourably impacted results. Net Earnings per common share were also impacted by an increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("U.S. GAAP") and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance. Refer to the Non-U.S. GAAP Reconciliation provided herein.
3    Growth rates calculated using a constant U.S. dollar-to-Canadian dollar exchange rate.

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For the fourth quarter of 2025, Net Earnings were $422 million, or $0.83 per common share, compared to $396 million, or $0.79 per common share for the same period in 2024. Excluding the $31 million loss on the disposition of the Corporation's investments in Belize in 2025, and the unfavourable $20 million retroactive impact of the reduction in the MISO base ROE in 2024, Net Earnings increased by $37 million, or $0.07 per common share, compared to the fourth quarter of 2024. The increase was primarily due to the same factors discussed for the year as well as the timing of operating costs at FortisAlberta.

Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") reflect the removal of items that management excludes in its key decision-making processes and evaluation of operating results. Net Earnings were favourably adjusted by $31 million related to the disposition of Fortis' investments in Belize in the fourth quarter of 2025, and by $63 million related to the dispositions of FortisTCI and the investments in Belize for the year ended December 31, 2025. For the fourth quarter and year ended December 31, 2024, Net Earnings were favourably adjusted for the $20 million retroactive impact of the reduction in the MISO base ROE.

Capital Expenditures2
Capital expenditures totalled $5.6 billion in 2025, and reflected progress on several of the Corporation's major capital projects, including projects within the first tranche of the Midcontinent Independent System Operator long-range transmission plan ("MISO LRTP") and the Big Cedar Load Expansion project at ITC, as well as the Vail-to-Tortolita and Black Mountain Gas Generation projects at UNS Energy. Capital expenditures increased midyear rate base to $42.4 billion, representing 7% growth over 2024.3

The Corporation's 2026-2030 capital plan of $28.8 billion is $2.8 billion higher than the previous five-year plan. The increase is primarily driven by higher transmission investments associated with new interconnections, the MISO LRTP and baseline reliability projects at ITC. It also includes incremental capital at UNS Energy, reflecting an increase in transmission and distribution investments to serve load growth, increase reliability, and provide a path for connecting future generation resources. Planned generation investments in Arizona have also been updated to reflect the Springerville Natural Gas Conversion project. Customer growth and reliability investments across our utilities, as well as a higher assumed U.S. dollar-to-Canadian dollar exchange rate also contributed to the increase. The plan is low-risk and highly executable, with only 21% relating to major capital projects.

The capital plan is expected to be funded primarily by cash from operations and regulated utility debt. Common equity is expected to be provided by the Corporation's dividend reinvestment plan, assuming current participation levels. The $500 million at-the-market common equity program has not been utilized to date and remains available for funding flexibility as required.

Regulatory Updates
In December 2025, the Arizona Corporation Commission ("ACC") approved an Energy Supply Agreement for approximately 300 megawatts associated with a planned data center located in Tucson Electric Power's ("TEP") service territory. The agreement remains subject to other contractual contingencies. The initial phase of the data center is expected to be operational as early as 2027. TEP currently expects to serve this customer from its existing and planned capacity, including solar and battery storage projects currently in development.

In January 2026, an ACC Administrative Law Judge issued a Recommended Opinion and Order on the UNS Gas General Rate Application, recommending an allowed ROE of 9.57% and a 56% common equity component of capital structure. While the order also recommended an annual formulaic rate adjustment mechanism, it reflected certain exceptions to the formula including the exclusion of post-test year adjustments. Should the annual formula not be approved, the order recommended the use of adjustor mechanisms for the timely recovery of infrastructure investments and income tax changes. UNS Gas filed its response on February 9, 2026. The rate application remains subject to ACC approval which is anticipated later this month.

2026 Climate Resiliency Report
Fortis released its 2026 Climate Resiliency Report today, building on previous reports and consolidating climate risk and vulnerability assessments completed across our utilities. Informed by climate scenario analysis, the report provides new detail on key climate hazards, the potential impact on assets, and the adaptation and resiliency measures underway across the Fortis group of companies. The Corporation remains focused on ensuring our energy delivery networks are designed to operate safely and reliably today, and to withstand potential future climate conditions.

The Corporation has made consistent progress to decarbonize its energy mix and deliver cleaner energy to customers, achieving an approximate 38% reduction in scope 1 greenhouse gas emissions through 2025 compared to 2019 levels. In 2026, Fortis will be reviewing its decarbonization strategy, including potentially establishing new interim emission targets to replace its former targets. This work will be informed by resource planning across the Corporation's utilities, including a new integrated resource plan expected to be filed by TEP in 2026. Fortis remains committed to having a coal-free generation mix in 2032 and advancing toward net-zero emissions by 2050.

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Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. The Corporation's $28.8 billion five-year capital plan is expected to increase midyear rate base from $42.4 billion in 2025 to $57.9 billion by 2030, translating into a five-year compound annual growth rate of 7%.3 Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2030.

Beyond the five-year capital plan, opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources; transmission investments associated with the MISO LRTP as well as regional transmission in New York; grid resiliency and climate adaptation investments; investments in renewable gas and liquefied natural gas infrastructure in British Columbia; and energy infrastructure investments to support the acceleration of load growth across our jurisdictions.

Non-U.S. GAAP Reconciliation
Periods ended December 31	Quarter			Annual
($ millions, except as indicated)	2025	2024	Variance	2025	2024	Variance
Adjusted Net Earnings
Net Earnings	422	396	26	1,714	1,606	108
Adjusting items:
Dispositions[4]	31	—	31	63	—	63
October 2024 MISO base ROE decision[5]	—	20	(20)	—	20	(20)
Adjusted Net Earnings	453	416	37	1,777	1,626	151
Adjusted Basic EPS ($)	0.90	0.83	0.07	3.53	3.28	0.25

Capital Expenditures
Additions to property, plant and equipment	1,618	1,629	(11)	5,942	5,012	930
Additions to intangible assets	76	64	12	292	206	86
Adjusting items:
Eagle Mountain Pipeline Project[6]	(251)	—	(251)	(620)	—	(620)
Wataynikaneyap Transmission Power Project[7]	—	—	—	—	29	(29)
Capital Expenditures	1,443	1,693	(250)	5,614	5,247	367

About Fortis
Fortis is a diversified leader in the North American regulated electric and gas utility industry with 2025 revenue of $12 billion and total assets of $75 billion as at December 31, 2025. The Corporation's 9,900 employees serve utility customers in five Canadian provinces, ten U.S. states and the Caribbean.

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4    Fortis sold its utility in Turks and Caicos in September 2025, and its investments in Belize, including the non-regulated hydroelectric generation facilities, in October 2025. For the fourth quarter of 2025, the adjustment represents the loss on the disposition of the investments in Belize, inclusive of income tax expense of $5 million. For the year ended December 31, 2025, the adjustment represents the total loss on each of the dispositions, inclusive of income tax expense of $31 million.
5    Represents the prior period impact of FERC's October 2024 MISO base ROE decision, net of income tax recovery of $7 million.
6    Represents contributions in aid of construction received for the Eagle Mountain Pipeline project.
7    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power project. Construction was completed in the second quarter of 2024.

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Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: forecast capital expenditures for 2026 through 2030; expected sources of funding for the five-year capital plan, including the source of common equity; expected timing, outcomes and impacts of legal and regulatory proceedings and decisions; expected review of the Corporation's decarbonization strategy; potential establishment of new interim emissions targets; expected timing and contents of TEP's new integrated resource plan; the expectation that the Corporation will have a coal-free generation mix in 2032; the Corporation's 2050 net-zero GHG emissions target; forecast midyear rate base for 2030 and forecast five-year compound annual growth rate; the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2030; and expected nature, timing and benefits of additional opportunities to expand and extend growth beyond the capital plan, including further expansion of the electric transmission grid in the U.S. to support load growth and facilitate the interconnection of new energy resources, transmission investments associated with the MISO LRTP as well as regional transmission in New York, grid resiliency and climate adaptation investments, investments in renewable gas and liquefied natural gas infrastructure in British Columbia, and energy infrastructure investments to support the acceleration of load growth.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the continuation of current participation levels in the Corporation's dividend reinvestment plan; reasonable outcomes for legal and regulatory proceedings and the expectation of regulatory stability; and the Board of Directors of the Corporation exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss 2025 Annual Results
A teleconference and webcast will be held on February 12, 2026 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's 2025 annual results.

Shareholders, analysts, members of the media and other interested parties are invited to listen to the teleconference via the live webcast on the Corporation's website, www.fortisinc.com/investors/events-and-presentations.

Those members of the financial community in Canada and the United States wishing to ask questions during the call are invited to participate toll free by calling 1.833.821.0229. Individuals in other international locations can participate by calling 1.647.846.2371. Please dial in 10 minutes prior to the start of the call. No access code is required.

An archived audio webcast of the teleconference will be available on the Corporation's website two hours after the conclusion of the call until March 12, 2026. Please call 1.855.669.9658 or 1.412.317.0088 and enter access code 2215707#.

Additional Information
This news release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedarplus.ca, or www.sec.gov.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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